Exhibit 99.3

PRESS RELEASE

Addex Therapeutics Reports Q1 2025 Financial Results and Provides Corporate Update

•	Strong cash position of CHF2.8 million at end of Q1 2025
•	GABAB PAM chronic cough candidate demonstrated robust anti-tussive activity in disease models
•	Regained rights to our phase 2 mGlu2 PAM asset, ADX71149
•	Indivior advanced GABAB PAM Substance use disorders program successfully through IND enabling studies
•	Entered option agreement with Sinntaxis for an exclusive license to intellectual property covering the use of mGlu5 NAM in brain injury recovery

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, June 19, 2025 - Addex Therapeutics (SIX and Nasdaq: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, today reported its Q1 2025 financial results and provided a corporate update.

“We have had a great start to 2025 both in terms of product development and achieving business milestones. Progress continues well and on track with our GABAB PAM drug candidate in chronic cough. Positive data from this program in multiple preclinical models was recently presented at the prestigious American cough conference. We have also regained rights to our Phase 2 mGlu2 PAM asset, ADX71149,” said Tim Dyer, CEO of Addex. “Solidifying our position to use mGlu5 NAMs in brain injury, we entered an option agreement with Sinntaxis to gain access to additional intellectual property. Our plan is to explore further the clinical activity of dipraglurant in this indication. Finally, our partner, Indivior, indicated that they have advanced their GABAB PAM clinical candidate through IND enabling studies, providing additional validation of our allosteric modulation approach.”

Operating Highlights:

•	GABAB PAM chronic cough candidate demonstrated robust anti-tussive activity in multiple models of disease
•	Regained rights to our phase 2 mGlu2 PAM asset, ADX71149
•	Indivior advanced their GABAB PAM program for substance use disorders successfully through IND enabling studies
•	Entered option agreement with Sinntaxis for exclusive license to intellectual property covering use of mGlu5 NAM in brain injury recovery

Key Q1 2025 Financial Data

CHF’ thousands	Q1 2025	Q1 2024	Change
Income	71	235	(164)
R&D expenses	(156)	(245)	89
G&A expenses	(521)	(778)	257
Total operating loss	(606)	(788)	182
Finance result, net	(19)	53	(72)
Share of net loss of associates	(848)	-	(848)
Net loss from continuing operations	(1,473)	(735)	(738)
Net loss from discontinued operations	-	(2,352)	2352
Net loss for the period	(1,473)	(3,087)	1,614
Basic and diluted net loss per share:
From continuing operations	(0.01)	(0.01)	-
From discontinued operations	-	(0.02)	(0.02)
Total basic and diluted net loss per share	(0.01)	(0.03)	(0.02)
Net decrease in cash during the period	(517)	(2,237)	1,720
Cash and cash equivalents	2,825	1,628	1,197
Shareholders’ equity	8,296	(1,373)	9,669

Financial Summary:

Income decreased by CHF 0.2 million during the three-month period ended March 31, 2025 compared to the same period ended March 31, 2024, primarily due to the completion of the service agreement with Indivior on June 30, 2024.

R&D expenses decreased by CHF 0.1 million during three-month period ended March 31, 2025 compared to the same period ended March 31, 2024 primarily due to lower GABAB PAM outsourced R&D expenses as we successfully completed the research phase of our agreement with Indivior on June 30, 2024.

G&A expenses decreased by CHF 0.3 million during the three-month period ended March 31, 2025 compared to the same period ended March 31, 2024 primarily due to reduced legal fees.

Net loss decreased by CHF 1.6 million during the three-month period ended March 31, 2025 compared to the same period ended March 31, 2024, primarily due to the discontinued loss of CHF 2.4 million incurred during the three-month period ended March 31, 2024, related to activities divested on April 2, 2024, partially offset by the share of the net loss of Neurosterix Group incurred for CHF 0.9 million during the three-month period ended March 31, 2025.

Basic and diluted loss per share amounted to CHF 0.01 per share for the three-month period ended March 31, 2025 compared to a basic and diluted loss per share of CHF 0.03 for the same period ended March 31, 2024.

Cash and cash equivalents increased to CHF 2.8 million at March 31, 2025, compared to CHF 1.6 million at March 31, 2024. The increase of CHF 1.2 million between March 31, 2025 and March 31, 2024 is primarily due to the gross proceeds of CHF 5.0 million from the Neurosterix Transaction received in April 2024, partially offset by the cash used in operating activities.

Q1 2025 Consolidated Financial Statements:

The Q1 2025 financial report can be found on the Company’s website in the investor/download section here.

Conference Call Details:

A conference call will be held today, June 19, 2025, at 16:00 CEST (15:00 BST / 10:00 EDT / 07:00 PDT) to review the financial results. Tim Dyer, Chief Executive Officer and Mikhail Kalinichev, Head of Translational Science will deliver a brief presentation followed by a Q&A session.

Joining the Conference Call:

1.	Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial-in numbers, and a unique Personal PIN.

2.	In the 10 minutes prior to the call’s start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Webcast registration URL:

https://edge.media-server.com/mmc/p/esgoorze

Conference call registration URL:

https://register-conf.media-server.com/register/BI6cb9bb203334429a891b86017ad16a73

About Addex Therapeutics

Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex’s lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in brain injury recovery, including post-stroke and traumatic brain injury recovery. Addex’s partner, Indivior, has selected a GABAB PAM drug candidate for development in substance use disorders and has successfully completed IND enabling studies. Addex is advancing an independent GABAB PAM program for chronic cough. Addex also holds a 20% equity interest in a private spin out company, Neurosterix LLC, which is advancing a portfolio of allosteric modulator programs, including M4 PAM for schizophrenia, mGlu7 NAM for mood disorders and mGlu2 NAM for mild neurocognitive disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com

Contacts:

Tim Dyer	Mike Sinclair
Chief Executive Officer	Partner, Halsin Partners
Telephone: +41 22 884 15 55	+44 (0)7968 022075
PR@addextherapeutics.com	msinclair@halsin.com

Addex Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F, prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.